Immunic
Therapeutics
Developing Selective Oral Drugs in Immunology
Company Overview
March 2019
Filed by Vital Therapies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Vital Therapies, Inc.
Commission File No.: 001-36201
March 14, 2019

© Immunic AG
13.03.2019

Cautionary Note Regarding Forward-Looking
Statements
•
Certain statements contained in this presentation regarding matters that are not historical facts, are forward-looking statements within the meaning of Section
21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.
Vital Therapies and Immunic
undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,”
“estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA.
•
Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the completion of the transaction, including the need for Vital Therapies stockholder approval and the satisfaction of closing conditions; the anticipated financing to be completed concurrently with the closing of the transaction; the cash balance of the company following the closing of the transaction and the financing, and the expectations with respect thereto; the business and prospects of the company following the transaction; and the ability of Vital Therapies to remain listed on the Nasdaq Capital Market. Risks and uncertainties related to Immunic
that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: Immunic’s
plans to develop and commercialize its product candidates, including IMU-838, IMU-935 and IMU-856; the timing of initiation of
Immunic’s
planned clinical trials; expectations regarding potential market size; the timing of the availability of data from Immunic’s clinical trials; the timing of
any planned investigational new drug application or new drug application; Immunic’s plans to research, develop and commercialize its current and future product candidates; Immunic’s
ability to successfully collaborate with existing collaborators or enter into new collaborations, and to fulfill its obligations under any such collaboration agreements; the clinical utility, potential benefits and market acceptance of Immunic’s product candidates; Immunic’s
commercialization,
marketing and manufacturing capabilities and strategy; Immunic’s ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to Immunic’s competitors and industry; the impact of government laws and regulations; Immunic’s ability to
protect its intellectual property position; and Immunic’s
estimates regarding future revenue, expenses, capital requirements and need for additional financing following the proposed transaction.
•
These risks, as well as other risks associated with the transaction, are more fully discussed in the final proxy statement/prospectus that is included in the registration statement that was filed by Vital Therapies with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified
and discussed in the “Risk Factors” section of Vital Therapies’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this presentation are based on information available to Vital Therapies and Immunic as of the date
of this presentation. Neither Vital Therapies nor Immunic
undertakes any obligation to update such forward-
looking statements to reflect events or
circumstances after the date of this presentation.

© Immunic AG
13.03.2019

Additional Information and Where You Can Find It
Additional Information About the Proposed Transaction between Vital Therapies, Inc. and Immunic
AG and Where to Find it
•
This communication is being made in respect of a proposed transaction involving Immunic
AG and Vital Therapies, Inc. Vital Therapies and Immunic
intend to file
relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) and Vital Therapies has filed a registration statement on Form S-4 and a final proxy statement/prospectus. The registration statement was declared effective by the SEC on February 14, 2019, and the definitive proxy statement was first mailed or otherwise made available to Vital Therapies stockholders on February 19, 2019 in connection with the Vital Therapies special meeting of stockholders to be held to vote on matters relating to the proposed transaction. The proxy statement/prospectus contains information about
Vital Therapies, Immunic, the
proposed transaction, and related matters. STOCKHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS (INCLUDING ANY
AMENDMENTS
OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN
IMPORTANT INFORMATION THAT STOCKHOLDERS OF VITAL THERAPIES SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE PROPOSED TRANSACTION
AND RELATED MATTERS. In addition to receiving the final proxy statement/prospectus and proxy card by mail, Vital Therapies stockholders can also obtain the final proxy statement/prospectus, as well as other filings containing information about Vital Therapies, without charge, from the SEC’s website
(http://www.sec.gov) or, without charge, by directing a written request to: Vital Therapies, Inc., 15222-B Avenue of Science, San Diego, CA 92128, Attention:
Investor Relations.
No Offer or Solicitation
•
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in Solicitation
•
Vital Therapies and its executive officers and directors may be deemed to be participants in the solicitation of proxies from
Vital Therapies’ stockholders with
respect to the matters relating to the proposed transaction. Immunic may also be deemed a participant in such solicitation. Information regarding Vital
Therapies’ executive officers and directors is available in Vital Therapies’ proxy statement on Schedule 14A for its 2018 annual meeting of stockholders, filed with
the SEC on April 12, 2018. Information regarding any interest that Vital Therapies, Immunic or any of the executive officers or directors of Vital Therapies or
Immunic
may have in the transaction with Immunic
is set forth in the final proxy statement/prospectus that Vital Therapies has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Vital Therapies stockholders are able to obtain this information by reading the proxy statement/prospectus.

© Immunic AG
13.03.2019

Vital Therapies –
Immunic
Combination
•
Follows Vital Therapies’ extensive review of strategic alternatives
•
All-stock transaction: Vital Therapies to acquire all outstanding shares of
Immunic in exchange for newly issued shares of Vital Therapies common stock; Immunic AG will become a wholly-owned subsidiary of Vital Therapies
•
Vital Therapies stockholders are expected to own approximately 11%
and
Immunic stockholders approximately 89%
of the company upon completion
of the proposed transaction
•
Current shareholders of Immunic committed to invest 26 million EUR at closing of the transaction
•
Transaction has been approved by the boards of directors of both companies and by Immunic stockholders
•
Expected to
close in Q2 2019, subject to the approval of the stockholders of
Vital Therapies and other closing conditions
•
Company expected to operate under the name Immunic, Inc. and trade on the NASDAQ Stock Market under the symbol “IMUX”

© Immunic AG
13.03.2019

•
Company will be led by an experienced management team
•
Board to be comprised of 5 directors, 4 from Immunic and 1 from Vital Therapies
•
Corporate HQ will be located in the US with R&D site based in Munich, Germany
Vital Therapies –
Immunic Leadership
Daniel
Vitt, PhD
CEO
Andreas
Muehler, MD, MBA
CMO
Hella
Kohlhof, PhD
CSO
Manfred
Groeppel, PhD
COO
Daniel
Vitt, PhD
CEO of Immunic
Joerg
Neermann, PhD
Life Science Partners
Jan
van den Bossche
Fund+
Duane Nash, MD, JD, MBA
CEO
of Vital Therapies
Vincent
Ossipow, PhD, CFA
Omega Funds

Immunic Company and Product Overview

© Immunic AG 13.03.2019 7 Our Vision We are developing new therapies with best-in-class potential for the treatment of chronic inflammatory and autoimmune diseases.

© Immunic AG
13.03.2019

•
Deep
and
diversified
product
pipeline,
orally
available
and
potent
drugs
•
IMU-838: Potent DHODH inhibitor well-tolerated in prior clinical studies
•
IMU-935: High demand target with substantial deal potential
•
IMU-856:
Novel
target
–
potentially
disease
modifying
for
IBD
Three potential best-in-
class therapies
Strong IP position
•
IMU-838: Patent application coverage until 2038
•
IMU-935: New compound IP filed in 2017
•
IMU-856: Compound patent filed in 2018
Key Investment Highlights
High value markets
•
Autoimmune & immunology with high unmet medical needs
•
Large markets for IBD, MS and psoriasis with multibillion USD sales potential
•
Well financed with cash runway to near-term value-driving events
Experienced
management team
•
Experienced management team with strong track record and over 70 years of leadership experience in the pharmaceutical industry
•
Focused on efficient use of capital to maximize investor return
Supported by experienced
life science investors
•
Strong support of sophisticated board members and life science investors
•
Life Sciences Partners as lead investor
•
Omega Funds, Fund+, LifeCare Partners, High-Tech Gründerfonds, Bayern
Kapital and IBG as further investors

© Immunic AG
13.03.2019

IST study will be performed
by Mayo Clinic / NIH *
Development Pipeline
* IST: Investigator-Sponsored Trial
Completed
or ongoing
In preparation
or planned
Preclinical
Phase 1
Phase 2
Phase 3
IMU-838
Ulcerative Colitis
DHODH
Crohn’s Disease
DHODH
Multiple Sclerosis
DHODH
PSC
DHODH
IMU-935
Psoriasis
ROR
t
Orphan AI
Diseases
ROR
t
IMU-856
IBD
Intestinal
Barrier Function

© Immunic AG
13.03.2019

Proven Leadership in Drug Development & Licensing
Dr. Daniel Vitt, CEO
•
PhD in Chemistry from University of Würzburg
•
19 years track record as biotech entrepreneur
•
Developed start-up into successful IPO
Dr. Andreas Muehler, CMO
•
MD degree (Charité
Berlin) + MBA Duke University
•
25+ years experience in the life science industry
•
Medical expertise in the field of IBD with
experience in several IBD product launches
Dr. Manfred Groeppel, COO
•
PhD in Chemistry from University of Erlangen
•
18 years industry experience with US and
German biotech companies
•
Project leader and member of the vidofludimus
development at 4SC
Dr. Hella Kohlhof, CSO
•
PhD in Biology from LMU Munich
•
More than 10 years experience in Biotech R&D
and Immunology
•
Track-record in clinical project management

IMU-838 in Inflammatory Bowel Disease (IBD) New Oral Treatment with Promising Safety Profile

© Immunic AG
13.03.2019

Crohn’s Disease (CD)
•
A patchy, transmural inflammation involving the entire bowel wall
•
May
affect
any
part
of
the
gastro
intestinal
tract
from
the
mouth
to
the anus
•
Most commonly, CD affects the lower part of the small intestine and colon
•
Symptoms include: abdominal pain, diarrhea, and weight loss
•
Structural problem (like e.g. fistulas, abscesses) are common
Ulcerative Colitis (UC)
•
Diffuse mucosal inflammation limited to the colon (involving only the upper layer of the bowel wall)
•
95% of UC cases affect the rectum
•
UC may extend in a symmetrical, circumferential and uninterrupted pattern to affect parts or all of the large intestine
•
Symptoms include: bloody diarrhea, colic, abdominal pain,
cramping, urgency and a constant feeling of needing to empty the bowel
IBD: Two Indications with High Unmet Medical Need
Source: Datamonitor DMHC2624, Pipeline Insight: Inflammatory Bowel Disease, June 2010

© Immunic AG
13.03.2019

Large Market Opportunity
•
Global market for IBD in 2023 estimated to be
approximately
7.6
billion
USD
[1]
•
11.2 million patients affected by UC or CD worldwide in
2015
[2]
•
Patient numbers continue to grow
Europe
[3]
USA
[4]
Canada
[5]
IBD Total
2,600,000
1,300,000
233,000
UC
1,500,000
700,000
104,000
CD
1,100,000
600,000
129,000
[1] Global IBD Market Forecast 2018.
[2] GBD 2015 Lancet.
388
(10053): 1545–1602.
[3] Burisch
et al. Journal of Crohn's
and Colitis 2013 7, 322–337
[4] Hanauer
S. 2006;12:S3-9 (Suppl
1), Kappelmann
MD et al, Clin Gastroenterol
Hepatol.
2007; 5:1424-9.
[5] The Burden of IBD in Canada. www.ccfc.ca. Accessed 16 May 2014

© Immunic AG
13.03.2019

Traditional
Immunomodulators
Corticosteroids
Budesonide
Aminosalicylates, Antibiotics
Surgery
TNF
-mABs
Vedolizumab
Mild
Moderate
Severe
IMU-838
Current solutions have limitations
•
Substantial side effects due to long-term
use includes increased rate of cancer risk
and virus reactivation of currently used
immunosuppressants
[1]
[2]
[3]
•
Antibodies lose activity over time
[4]
[1] Present, Daniel H., et al. Annals of internal medicine
1989; 111.8: 641-649.
[2] Dayharsh, Gerald A., et al. Gastroenterology 2002; 122.1: 72-77.
[3] Winthrop, Kevin L., et al. Arthritis & rheumatology
2014; 66.10: 2675-2684.
[4] Roda, Giulia, et al. Clinical and translational gastroenterology 2017; 7.1: e135.
IBD: Therapeutic Pyramid

© Immunic AG
13.03.2019

Oral effective
treatment
option that can
be prescribed for
a large number
of IBD patients
Once daily
oral drug intake –
beneficial for patients
Small molecule with
low production costs
No clinical evidence
of increased rate of
viral re-activations –
in-vitro data of direct
anti-viral effect
Mode of action
provides a new
treatment option for
patients failing other
therapies in IBD
Selective effect
towards metabolically
activated
inflammatory cells
IMU-838: Key Strengths That Address Limitation of
Existing Therapies

Disease related activation
Insufficient pyrimidine recycling
IMU-838
Block of transcriptional Elongation
3-8h
Blocking TH17 / TH1 Cytokine Release
HEXIM1 Translocation[1]
3 days
Apoptosis
Apoptotic gene transcript stabilization
• Metabolically silent
• DHODH is functionally not important
• Activation of pyrimidine *de novo* synthesis
• DHODH ↑ → rate limiting step in pyrimidine synthesis
• **IMU-838 triggering:**
• Pyrimidine pool ↓
• Metabolic stress signals ↑

[1] Tan et al., 2016, Molecular Cell 62, 34-46

Immunic THERAPEUTICS

© Immunic AG
13.03.2019

Mode of
Action: DHODH Targeting Leads to
Metabolic Stress in Metabolically Activated Cells
Resting
Lymphocyte
Activated
Lymphocyte
Stressed
Lymphocyte
Pharmacological
Effects

© Immunic AG
13.03.2019

IMU-838: Compelling Safety and Efficacy Data
•
Safety
•
Animal and in-vitro data show selective effect on activated immune cells and no general detrimental effect on bone marrow
•
Already more than 350 individuals treated
with active moiety of IMU-838
•
Two phase 1 trials of IMU-838 formulation established its safety up to daily doses of 50 mg
•
Safety profile similar to placebo at therapeutically used doses
•
No increased rate of infections and infestations compared with placebo in clinical trials
•
Efficacy
•
Mechanism of DHODH inhibition already established successfully in rheumatoid arthritis and multiple sclerosis
•
Investigator trials with other DHODH inhibitors have shown positive effects on Crohn’s disease patients
•
Proof-of-concept trial using IMU-838 active moiety (ENTRANCE trial)
provided initial efficacy results in steroid-dependent IBD patients

© Immunic AG
13.03.2019

ENTRANCE
study:
[1]
•
Study performed
with active moiety
of vidofludimus
•
Patients with
steroid-dependent
IBD disease
•
Open-label
•
Primary efficacy
endpoint: steroid-
free/steroid-
reduced remission
(Week 12)
IMU-838 had response rates of:
85.7% in Crohn’s disease
91.7% in ulcerative colitis
0
5
10
15
20
25
30
88.5%
Total Response
14
Complete
Responders
(53.9%)
3
26
mITT
[2]
Non-Responders
(11.5%)
Evaluable Patients
IBD Phase 2a ENTRANCE: Primary Efficacy Results
[1] Herrlinger
et.al., 2011, Gastroenterology 140:588.
[2] mITT: modified intent to treat
9
Partial
Responders
(34.6%)

© Immunic AG
13.03.2019

IMU-838: Clinical Phase 2 in UC Ongoing
•
Active IND in the US
•
Currently more than 60 active sites in 8 countries
•
USA, Western, Central and Eastern Europe
•
Study design
•
Central endoscopy assessment for active disease for study
eligibility in order to reduce placebo rate
•
Composite endpoint: Proportion of patients with both
symptomatic remission and endoscopic healing at week 10
•
Despite competitive study landscape in IBD
•
Study enrollment is on track
•
Targeted to end enrollment in early 2020

Patients with symptomatic remission at weeks 10 or 22

Immunic THERAPEUTICS

© Immunic AG
13.03.2019

General Phase 2 Trial Design in UC
Induction Phase
Maintenance Phase
Enrollment Period 1
Enrollment Period 2
Placebo (N=15)
10 mg IMU-838
(N=15)
30 mg IMU-838
(N=15)
45 mg IMU-838
(N=15)
10 or 22 weeks
10 or 22 weeks
Dosing
analysis
Placebo (N=45)
30 mg IMU-838
(N=45)
45 mg IMU-838
(N=45)
Final analysis
induction phase
after 10 weeks
Until UC relapse or termination
Placebo (N=~24)
R
R
Final analysis
maintenance phase
Patient number
required: N=195
R = randomization
10 mg IMU-838
30 mg IMU-838
(N=~48)
(N=~48)

© Immunic AG
13.03.2019

Ulcerative colitis (UC) trial
Crohn’s disease (CD) trial
Final 1°
UC efficacy
analysis
Final 1°
CD efficacy
analysis
Two phase 1
trials
IBD: Overall Study Program
Definition of dose strengths
for CD trial based on UC
dosing analysis*
* An interim dosing analysis is expected to be performed mid-2019 with the aim of potentially eliminating an ineffective dose or an intolerant dose, and to continue the study in a more efficient manner using fewer active dose groups.

© Immunic AG
13.03.2019

IMU-838: Clinical Phase 2 Trial in Crohn’s Disease
Expected to Start in mid-2019
•
Considerable operational and financial synergies expected
•
Same systems and service providers used
•
Investigators already familiar with study set-up
•
High-enrolling sites of UC study expected to participate in
CD trial
•
Supplemented by additional sites and additional countries
•
Primary endpoint: clinical remission, at W14;
Secondary endpoint: endoscopic response
•
Study already in start-up preparation mode
•
Accelerate study start after interim analysis of UC trial

© Immunic AG
13.03.2019

General Phase 2 Trial Design in CD
Patient number required: N ~ 260
Blinded treatment (BT) period 38 weeks
Induction treatment phase
14 weeks
Extended treatment phase
24 weeks
Week 0
Week 14
Week 38
Placebo
30 mg IMU-838
45 mg IMU-838
EoI
EoI
EoI
EoBT
EoBT
EoBT
EoS
EoS
EoS
Scr. V
S1
Scr. V
S2
R
Placebo
30 mg IMU-838
45 mg IMU-838
Open-label extension treatment period with 30 mg IMU-838
(optional trial period) for up to 9 years
EoOLE
EoS
BT = blinded treatment; EoBT
= end of blinded treatment; EoI
= end of induction;
EoOLE
= end of open label extension; EoS
= end of study; R = randomization; Scr. = screening

© Immunic AG
13.03.2019

IMU-838: Phase 2 Proof-of-Concept Study in PSC
•
Immunic
is collaborating with a prominent hepatologist in the US and two Mayo Clinic locations
•
PI received a grant approval letter from the NIH for performance of an investigator sponsored trial with IMU-838 in patients with primary sclerosing cholangitis (PSC)
•
Single-arm, exploratory study
•
Primary endpoint: change in serum alkaline phosphatase (ALP) at
6 months vs. baseline
•
Dosing: 30 mg IMU-838, (Clinicaltrials.gov: NCT03722576)
•
Investigator IND for IMU-838 and IRB approval already established
•
Immunic
to provide clinical trial material for the patients to clinical sites
•
Assumed start of enrollment in Q1 2019
•
Positive data should enable immediate start of a pivotal trial in this orphan indication by Immunic

© Immunic AG
13.03.2019

IMU-838: Clinical Development Plan in IBD and
PSC
2016
2017
2018
2019
2020
2021
Interim
Analysis
mid-19
Results UC
Induction of
Remission
Expected
Q2/20
02/17 -
11/17
Phase 1 (SAD
*
and MAD
*
)
Q1/18 -
Q2/20
Phase 2 Ulcerative Colitis
Phase 2 Primary Sclerosing Cholangitis
02/17
FPI
*
Phase 1
Start of phase 2 study in PSC anticipated
Phase 2 Crohn’s Disease
Start of phase 2 study in CD expected
04/18
FPI Phase 2 UC
*
SAD: Single Ascending Dose
MAD: Multiple Ascending Dose
FPI: First Patient In

Mode of Action of IMU-838 Enables Broad Therapeutic Use

© Immunic AG
13.03.2019

Aubagio
®
(teriflunomide) is
currently the only
approved DHODH
inhibitor for MS
IMU-838 has the potential
to be a best-in-class DHODH
inhibitor and
MS drug due
to improved safety and
pharmacokinetics profile
MS Opportunity
[1] https://mediaroom.sanofi.com/en/press-releases/2018/sanofi-delivers-2017 Accessed January 2, 2019

© Immunic AG
13.03.2019

•
Potential advantages of IMU-838 therapy compared with
Aubagio
®
(teriflunomide):
•
Selectivity and sensitivity
[1] [2] [3] [4]
•
Pharmacokinetic parameters
[5] [6]
•
Safety profile
[7] [8] [9] [10]
•
Drug-drug interaction potential
[6]
IMU-838: Potential Advantages in MS
•
Phase 2 trial in patients with relapsing-remitting multiple
sclerosis (RRMS) started in February 2019
[1]
FDA CDER Pharmacological Review Teriflunomide
2012
[2]
Merrill JE, et al. J Neurol 256: 89-103, 2009
[3]
Büttner R, et al. Blood 130 (suppl 1): 4426 abstract, 2017
[4]
Cada DJ, et al. Hosp Pharm 48: 231-240, 2013 )
[5]
FDA CDER Clinical Pharmacology and Biopharmaceutics
Review Teriflunomide
2012
[6]
Summary of Product Characteristics Aubagio
®
[7]
SmPC
Aubagio®
[8]
FDA CDER Medical Review Teriflunomide, 2012
[9]
O’Connor et al, NEJM 365: 1293-1303, 2011
[10]
O’Connor et al, NEJM 365: supplementary appendix, 2011

© Immunic AG
13.03.2019

General Phase 2 Trial Design in RRMS
BL = baseline; exam. = examination; D = day; EoMT
= end of main treatment; EoS
= end of trial;
EoT
= end of treatment; MRI magnetic resonance imaging; R = randomization; Scr. = screening; W = week
Screening up to
28 days
Blinded
Unblinded
Placebo
30 mg IMU-838
45 mg IMU-838
EoMT
EoMT
EoMT
EoS
Scr. exam.
BL MRI
R
30 mg IMU-838
30 mg IMU-838
45 mg IMU-838
Extended treatment period
Main treatment period
24 weeks
45 mg IMU-838
30 or 45 mg IMU-838
30 or 45 mg IMU-838
30 or 45 mg IMU-838
30 or 45 mg IMU-838
D-28
-9
D-14
-3
D0
W24/EoMT
End of
main
part
1°analysis
At time of
final analysis
of
main
part
Visits every
12 weeks
W516/EoT
EoS
(EoT+30d)
R
EoT
EoT
EoT
EoT
up to ~9.5 years

© Immunic AG
13.03.2019

IP Position of IMU-838: Several Layers of IP
•
IMU-838 is protected by several layers of
patents
Patent on the specific salt form and
pharmaceutical composition of IMU-838, granted
in
the
US,
EU
and
other
key
markets
–
expires
in
2031
New patent filed in 2018 on the specific
polymorph
of IMU-838 used in current studies
New dosing regimen, which was developed during
phase 1 testing –
protecting the applied dosing
scheme of all ongoing and planned phase 2
studies –
new patent application filed in 2017

IMU-935 Unique ROR t-Inverse Agonist

γ

Clazakizumab
Sirukumab
Olokizumab
Ustekinumab
Tildrakizumab
Guselkumab
IL-23
Treg
Tocilizumab
Sarilumab
IL-6
Foxp3
STAT5
IL-23R
IL-6R
Th17
Secukinumab
Ixekizumab
Brodalumab
RORγt
STAT3
VTP-43742
GSK2981278
IL-17
Tofacitinib

Immunic THERAPEUTICS

© Immunic AG
13.03.2019

Autoimmune Diseases: Broad Disease Spectrum
•
Autoimmune diseases are
frequent diseases affecting
millions of patients worldwide
[1]
•
Disruption of the human
immune system is a root cause
of autoimmune diseases
[2]
•
ROR
t
is an important regulator
of auto immunity related
diseases
[2]
Psoriasis
IL-23 axis in psoriasis
MS
Th1/Th17 –
key role in
MS
Uveitis
Key role for Th17 in
Uveitis
Lupus
IFNg
driven
autoimmune disease
Source: Fasching, Patrizia, et al.
Molecules
2017; 22.1: 134.
[1]
Rose, Noel R. American journal of epidemiology
2016; 183.5: 403-406.
[2]
Fasching, Patrizia, et al.
Molecules
2017 22.1: 134.

© Immunic AG
13.03.2019

IMU-935: Cytokine Inhibition in Low
Nanomolar Range
•
Effect of the development compound IM105935 (IMU-935) in
stimulated human PBMCs
•
Read-out: effect on cytokine production after 48 h
IC
50
[µM]
IL-17A
0.005
IL-17F
0.004
IFN
0.003
IL-1a and b
no inhibition
IL-4,5,6,8
no inhibition
ROR
24 nM (MST)
ROR
cellular, rep.)
20 nM
Th17 differentiation
100 nM
Resolution 2.6 A of a closely related derivative
compound binds to hydroxycholesterol binding site

© Immunic AG
13.03.2019

IMU-935: Project Status
•
Preclinical IND enabling studies currently ongoing
•
Start of clinical phase 1 test of IMU-935 in healthy volunteers planned for mid-2019
•
Further options for clinical development
•
Test of IMU-935 in phase 1b/2a trial in patients with mild to moderate psoriasis –
would potentially offer early read-out of
activity based on four-week treatment
•
Identification of suitable orphan indications with high unmet medical need for accelerated development

IMU-856 Restoring Intestinal Barrier Function

© Immunic AG
13.03.2019

Accelerates mucosal healing with
standard of care due to its new mode
of action
Enhances maintenance of remission,
that is the highest unmet medical
need in IBD
IMU-856 inhibitor concept:
Ameliorates barrier function
Mucus layer
Antigen/pathogen
<Lumen>
<IECs>
Immune cells
<Lumen>
<IECs>
Current SOCs
Inhibit inflammation
Current SOCs
Inhibit inflammation
IBD
Healthy
Hypothesis: Bacterial Penetration Through Weakened
Cellular Adhesion Causes Immune Overstimulation
Tight junctions
Source: Adopted from Daiichi Sankyo Venture Science Labs, November 2018

© Immunic AG
13.03.2019

IMU-856: Targeting Gut Barrier Function
•
IMU-856 is a potent inhibitor of a novel target which was
validated in a knock-out animal model
•
Small orally available molecule suitable for once daily dosing
•
Carefully performed lead compound selection based on
exploratory full safety panel, including non-GLP 14-day tox
studies
in rats and monkeys
•
Large therapeutic window expected
•
No critical issues identified in genotoxicity and safety pharmacology studies
•
Pharmacological effect is improving intestinal barrier function:
shown in-vitro and in-vivo to reverse pathophysiology of IBD
•
Optioned from Daiichi Sankyo Venture Science Labs
•
Execution
of
worldwide
option
after
availability
of
GLP
tox
data

© Immunic AG
13.03.2019

IMU-856: Development Concept
•
Main indication: Crohn’s disease (CD)
•
Clinical development concept
•
Phase 1 single and multiple ascending dose studies are
expected to start in H1 2020
•
IMU-856 has substantial further potential for orphan
diseases outside IBD
•
Product is covered by a global PCT patent application

Summary

LSP

OMEGA FUNDS

LifeCare Partners

High-Tech Gründerfonds

Fund+
Profit Growth People

ibg Beteiligungsgesellschaft Sachsen-Anhalt mbH

bmp

Bayern Kapital
Venture Capital für Bayern

Immunic THERAPEUTICS

© Immunic AG
13.03.2019

Financial Status and
Cash Runway
•
Immunic Series A financing round of 37.5 million USD completed in 2016 and 2017
•
Supported by renowned life science investors
•
Current Immunic investors to invest 26 million EUR additional equity at closing of the transaction with Vital Therapies
•
Cash runway expected to be sufficient beyond important value inflection points into Q3 2020

© Immunic AG
13.03.2019

Three potential best-in-
class therapies
•
Deep
and
diversified
product
pipeline,
orally
available
and
potent
drugs
•
IMU-838: Potent DHODH inhibitor well-tolerated in prior clinical studies
•
IMU-935: High demand target with substantial deal potential
•
IMU-856:
Novel
target
–
potentially
disease
modifying
for
IBD
Strong IP position
•
IMU-838: Patent application coverage until 2038
•
IMU-935: New compound IP filed in 2017
•
IMU-856: Compound patent filed in 2018
Key Investment Highlights
High value markets
•
Autoimmune & immunology with high unmet medical needs
•
Large markets for IBD, MS and psoriasis with multibillion USD sales potential
•
Well financed with cash runway to near-term value-driving events
Experienced
management team
•
Experienced management team with strong track record and over 70 years of leadership experience in the pharmaceutical industry
•
Focused on efficient use of capital to maximize investor return
Supported by experienced
life science investors
•
Strong support of sophisticated board members and life science investors
•
Life Sciences Partners as lead investor
•
Omega Funds, Fund+, LifeCare
Partners, High-Tech Gründerfonds, Bayern
Kapital
and IBG as further investors

# Any Questions?

programs
several
diseases
sector
development
proof
near
IMU-366
aim
drug
focused
Colitis
company
founded
available
include
psoriasis
responses
inhibitors
disease
IMU-838
Munich
immune
DHODH
Th1-mediated
molecule
investors
block
renowned
privately
Immunic
company's
candidates
value
start-up
program
Exit
ROR-gamma-t
Germany
AG
headquarters
relevant
supported
held
concept
modulators
autoimmune
Crohn's
biotech
develop
orally
clinical
Th17
two
Ulcerative
final
team
small

Immunic THERAPEUTICS

© Immunic AG 13.03.2019 42 Any Questions?

Thank You! Jessica Breu Manager IR & Communications Phone: +49 89 250 0794 69 Email: jessica.breu@immunic.de Immunic AG Am Klopfersitz 19 82125 Planegg-Martinsried Germany